Exhibit 3.1
CERTIFICATE OF DESIGNATIONS
OF
SERIES A CONVERTIBLE PREFERRED STOCK
OF
LOOPNET, INC.
     LoopNet, Inc., a Delaware corporation (the “Company”), pursuant to the authority conferred on the Board of Directors of the Company (the “Board”) by the First Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) of the Company, on March 25, 2009, the Board duly adopted the following resolution establishing a series of preferred stock of the Company designated as “Series A Convertible Preferred Stock” (referred to herein as the “Series A Preferred Stock”):
     RESOLVED, that there is hereby establish one series of authorized preferred stock, the Series A Preferred Stock, par value $0.001 per share, to consist of 50,000 shares, and which shall have the following powers, preferences and relative rights, qualifications, limitation and restrictions:
SERIES A CONVERTIBLE PREFERRED STOCK
     Section 1. Designation and Number. The shares of such series shall be designated as Series A Convertible Preferred Stock. The number of shares initially constituting the Series A Preferred Stock shall be 50,000.
     Section 2. Dividends.
          (a) Whenever the Company shall pay a dividend or distribution on the Common Stock of the Company, par value $0.001 per share (the “Common Stock”), each holder of a share of Series A Preferred Stock shall be entitled to receive, at the same time the dividend or distribution is paid on the Common Stock, out of the assets of the Company legally available therefor, a dividend or distribution equal to the amount that would have been paid in respect of the Common Stock issuable upon conversion of such share of Series A Preferred Stock immediately prior to the close of business on the record date for determining the holders entitled to receive such dividend or distribution on the Common Stock, or, if no such record is taken, the date on which the record holders of Common Stock entitled to such dividend or distribution is determined.
          (b) The holders of shares of Series A Preferred Stock shall not be entitled to receive any dividends except as provided herein.
     Section 3. Liquidation, Dissolution or Winding-up.

          (a) Upon the effective date of any voluntary or involuntary liquidation, dissolution or winding up of the Company (a “Liquidation Event”), the holders of Series A Preferred Stock shall be entitled to be paid out of the assets of the Company legally available for distribution to its stockholders an amount per share (the “Liquidation Preference”) equal to the greater of (a) (i) $1,000 (subject to appropriate adjustments in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares) (the “Original Issue Price”) plus (ii) all declared but unpaid dividends and (b) the amount that the holder of such shares of Series A Preferred Stock would receive in respect of the shares of Common Stock issuable upon conversion of such shares of Series A Preferred Stock if all of the then outstanding shares of Series A Preferred Stock were converted into Common Stock in accordance herewith immediately prior to the Liquidation Event. A Change of Control (as defined below) shall not be deemed a Liquidation Event. If, upon the effective date of a Liquidation Event, the assets of the Company shall be insufficient to make payment in full of the Liquidation Preference to all holders of the Series A Preferred Stock and all other now or hereafter authorized capital stock of the Company ranking on a parity with (upon liquidation, dissolution or winding up) the Series A Preferred Stock, then such assets shall be distributed among the holders of Series A Preferred Stock and the holders of such other capital stock of the Company ranking on a parity with (upon dissolution, liquidation or winding up) the Series A Preferred Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.
          (b) No distribution shall be made in respect of any shares of Series A Preferred Stock pursuant to Section 3(a) unless, at the time of such distribution, all amounts due in respect of any shares of any now or hereafter authorized capital stock of the Company ranking senior to (upon liquidation, dissolution or winding-up) the Series A Preferred Stock have been paid in full.
          (c) Upon the effective date of a Liquidation Event, no distribution shall be made in respect of any shares of Common Stock or any other now or hereafter authorized capital stock of the Company ranking junior to (upon liquidation, dissolution or winding-up) the Series A Preferred Stock unless, at the time of such distribution, the holders of shares of Series A Preferred Stock shall have received the full Liquidation Preference with respect to each share.
          (d) After payment in full of the Liquidation Preference to holders of all shares of Series A Preferred Stock, the Series A Preferred Stock shall not be entitled to receive any additional cash, property or other assets of the Company upon the liquidation, dissolution or winding up of the Company.
     Section 4. Conversion.
          (a) Conversion into Common Stock.
               (i) Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into a number of shares of Common Stock determined by dividing the Original Issue Price by the Conversion Price (as defined below) in effect at the time of conversion (a “Conversion”). The “Conversion Price” shall initially be $6.72, and shall be subject to adjustment as provided in Sections 4(b) — 4(c) below.
               (ii) If after the date on which the Series A Preferred was issued (the “Original Issuance Date”), a Liquidity Event (as defined below) is publicly announced or occurs, or a plan or proposal with respect thereto is publicly announced or occurs, as part of such Liquidity Event, proper provision shall be made as follows:
                    a. Between the date a Liquidity Event is announced and the effective date of the Liquidity Event, each holder of Series A Preferred Stock at its sole option shall continue to have the right to submit to the Company a written demand for such Conversion (the “Conversion Demand”) in accordance with the terms described herein. In addition, each holder of Series A Preferred Stock at its sole option may elect to submit to the Company a special notice (a “Contingent Conversion Notice”) to convert all or part of its Series A Preferred Stock in connection with such Liquidity Event, in which case:
               I. the effectiveness of such conversion shall be conditional upon, and shall occur immediately prior to, the effectiveness of such Liquidity Event;
               II. such holder shall have the right to withdraw such Contingent Conversion Notice until the date that is five (5) Business Days prior to the effective date of the Liquidity Event; and
               III. if such Contingent Conversion Notice shall not have been duly withdrawn by the holder as provided in subsection (II) above, then on the effective date of such Liquidity Event, such holder shall receive the same consideration, in the form of cash, securities or other assets (the “Acquisition Consideration”), per share of Common Stock issuable to any other holder of shares of Common Stock in connection with such Liquidity Event based upon the number of shares of Common Stock into which such shares of Series A Preferred Stock would have been converted effective immediately before the effective date of the Liquidity Event.
                    b. “Liquidity Event” means any of the following: (a) any tender offer or exchange offer effected by the Company or any other Person, (b) acquisition of the Company by means of merger or other form of corporate reorganization in which outstanding shares of the Company are exchanged for cash, securities or other consideration, (c) a sale of all or substantially all of the assets of the Company (on a consolidated basis) in a single transaction or series of related transactions or (d) a capital reorganization or reclassification of the Common Stock.
               (iii) A holder may effect a Conversion by delivering to the Company at its principal executive office (A) a Conversion Demand setting forth therein the number of shares of Series A Preferred Stock to be converted and the instructions for delivery of the Common Stock to be issued upon Conversion and (B) the certificate representing the shares of Series A Preferred Stock to be so converted. The Company shall, within three (3) Business Days following the date of receipt by the Company of the Conversion Demand and such share certificate, cause its transfer agent to issue and deliver, in accordance with instructions set forth in the Conversion Demand, the number of shares of Common Stock to which the holder shall be entitled. Upon surrender of certificates of Series A Preferred Stock to be converted in part, the Company shall issue a balance certificate representing the number of full shares of Series A Preferred Stock not so converted. “Business Day” means any day that is not a Saturday or Sunday or a day on which banks are required or permitted to be closed in the State of New York.
               (iv) All shares of Series A Preferred Stock which shall have been converted as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares, including the rights, if any, to receive dividends or distributions (except for any previously declared but unpaid dividends that such holder of Series A Preferred Stock was entitled to receive on the date such notice was delivered) and to receive notices and to vote, shall immediately cease and terminate on the date the Conversion Demand is received by the Company, except only the right of the holders thereof to receive shares of Common Stock in exchange therefore. Any shares of Series A Preferred Stock so converted shall be retired and canceled and shall not be reissued, except in accordance with Section 7.
          (b) Adjustment for Stock Dividends, Stock Splits and Combinations. If the Company shall at any time or from time to time after the Original Issuance Date effect a subdivision of the outstanding Common Stock or a stock dividend, distribution, recapitalization or similar event, the Conversion Price then in effect immediately before that subdivision shall be proportionately decreased. If the Company shall at any time or from time to time after the Original Issuance Date combine the outstanding shares of Common Stock, the Conversion Price then in effect immediately before the combination shall be proportionately increased. Any adjustment under this Section 4(b) shall become effective at the close of business on the date the subdivision or combination becomes effective.
          (c) Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 6(c), in case of any consolidation or merger of the Company (a “Merger”) with or into another corporation (a “Third Party Acquiror”) (except one in which the holders of capital stock of the Company immediately prior to such Merger continue to hold a majority of the voting power of the capital stock of the surviving or acquiring corporation (on a fully diluted basis) immediately after such Merger), each share of Series A Preferred Stock that remains outstanding immediately prior to the effective date of such Merger (the “Effective Date”) shall thereafter be convertible (or shall be converted into or exchanged for a security which shall be convertible) into the kind and amount of shares of stock or other securities or property to which a holder of the number of shares of Common Stock deliverable upon conversion of one share of Series A Preferred Stock would have been entitled upon such Merger (“Conversion Option”); provided, however, that should any holder of Series A Preferred Stock notify the Company not later than twenty (20) Business Days after the first public announcement by the Company that it has entered into a definitive agreement (a “Definitive Agreement”) with respect to such Merger that such holder does not wish for one or more of its shares to be treated in the manner of the Conversion Option, such holder shall, at the sole option of the Third Party Acquiror, upon the effectiveness of the Merger (i) receive, without interest, cash in an amount equal to the number of shares of Common Stock into which the number of shares of Series A Preferred Stock designated in such holder’s notice would have been converted effective immediately prior to the effective date of the conversion or merger multiplied by the fair market value of the consideration per share of Common Stock issuable to each other holder of shares of Common Stock in connection with such consolidation or merger, which fair market value, (1) in the case of publicly-traded equity securities to be issued in the Merger the amount of which is to be determined based on a fixed exchange ratio, shall be equal to the average closing price of such securities during the twenty (20) consecutive trading days before and excluding the Effective Date, as reported by the primary exchange or quotation system on which such securities are traded, (2) in the case of publicly-traded equity securities to be issued in the Merger the amount of which is to be determined with reference to an average trading price per share for such equity securities determined over a specified time period before the Effective Date, shall be equal to such average trading price, (3) in the case of any other securities or property, shall be valued using customary commercial valuation methods without giving any effect to discounts for illiquidity, restrictions on transfer or minority ownership status, and (4) in the case of publicly-traded equity securities or other securities or property to be issued in the Merger together with cash, shall be the sum of the actual cash amount plus the fair market value of such equity securities determined as provided in the preceding clauses (1), (2) or (3), as applicable; or (ii) be convertible into the kind and amount of shares of stock or other securities of the Third Party Acquiror with rights, privileges and preferences commensurate with the rights, preferences and privileges of the Series A Preferred Stock, with the Conversion Price, Redemption Trigger Price and other terms of the Series A Preferred Stock (excluding the Liquidation Preference or Original Issue Price) proportionally adjusted to give effect to the relative stock prices of the Company and the Third Party Acquiror as of immediately before the Effective Date, and upon the effectiveness of the Merger such shares of Series A Preferred Stock shall be cancelled. The Third Party Acquiror shall notify each holder of Series A Preferred Stock of its election to offer the consideration described in clause (i) or (ii) of this Section 4(c) not later than five (5) Business Days after the first public announcement by the Company that it has entered into a definitive agreement with respect to such Merger. If the Third Party elects to provide the consideration in clause (ii), it shall include in its notice the form of the new security to be issued.
          (d) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to Section 4(b) — 4(c), the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms of this Section 4 and furnish to each holder of Series A Preferred Stock a certificate setting forth the adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request at any time of any holder of Series A Preferred Stock, furnish or cause to be furnished to such holder a similar certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price then in effect, and (iii) the number of shares of Common Stock which would then be received upon conversion of Series A Preferred Stock.
          (e) Successive Adjustments. The provision for adjustments in Sections 4(b) — 4(c) shall apply in each successive instance in which an adjustment is required thereby.
          (f) Fractional of Shares. No fractional shares of Common Stock shall be issued by the Company upon conversion of the Series A Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon Conversion of more than one share of Series A

Preferred Stock represented by a single certificate shall be aggregated for purposes of determining whether the Conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the Conversion would result in the issuance of any fractional share, the Company shall, in lieu of issuing any fractional share, pay cash in an amount equal to the product of such fraction multiplied by the Common Stock’s fair market value (as determined by the Board) on the date of Conversion and shall pay such amount concurrently with the delivery of certificates representing the shares of Common Stock issued upon such Conversion.
          (g) Reservation of Common Stock. The Company shall at all times when any shares of Series A Preferred Stock are outstanding, reserve and keep available out of its authorized but unissued stock, the number of shares of Common Stock as shall from time to time be sufficient to effect the Conversion of all outstanding shares of Series A Preferred Stock. If at any time the number of authorized but unissued shares of Common Stock is not sufficient to effect the Conversion of all then outstanding shares of the Series A Preferred Stock, the Company shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares that is sufficient for such purpose.
          (h) No Impairment. The Company shall not avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but shall at all times in good faith assist in carrying out all such actions as may be reasonably necessary or appropriate in order to protect the conversion rights of the holders of the Series A Preferred Stock against impairment.
     Section 5. Voting Rights.
     Each share of Series A Preferred Stock shall entitle the holder thereof to vote, in person or by proxy, at a special or annual meeting of the stockholders of the Company, on all matters voted on by holders of Common Stock, voting together as a single class with the holders of the Common Stock and all other shares entitled to vote thereon as a single class with the Common Stock. With respect to all such matters, each issued and outstanding share of Series A Preferred Stock shall entitle the holder thereof to cast that number of votes per share as is equal to the number of votes that such holder would be entitled to cast had such holder converted such holder’s Series A Preferred Stock into Common Stock on the record date for determining the stockholders of the Company eligible to vote on any such matters.
     Section 6. Redemption and Repurchase.
          (a) Redemption at the Option of the Company.
               (i) If at any time the closing price of the Common Stock as reported by the principal exchange or quotation system on which such Common Stock is traded or reported exceeds sixteen dollars and eighty cents ($16.80) per share (the “Redemption Trigger Price”) for 20 consecutive trading or reporting days, the Company shall have the option, at its sole discretion, to redeem (the “Mandatory Redemption”) all, but not less than all, of the then outstanding Series A Preferred Stock for cash consideration per share of Series A Preferred Stock in an amount equal to one-hundred and one percent (101%) of the Original Issue Price plus all accrued but unpaid dividends (the “Redemption Price”). Upon the determination by the Company to effectuate a Mandatory Redemption, the Company shall deliver a notice to the holders of the Series A Preferred Stock (the “Mandatory Redemption Notice” and the date such notice is deemed delivered hereunder, the “Mandatory Redemption Notice Date”) and such Mandatory Redemption shall occur and the Redemption Price shall be paid by the Company on the tenth (10th) Business Day following the Mandatory Redemption Notice Date. The Company shall honor all Conversion Demands tendered with respect to any and all shares of Series A Preferred Stock from the Mandatory Redemption Notice Date until the Redemption Price with respect to such shares of Series A Preferred Stock is paid in full.
               (ii) Adjustment of Redemption Trigger Price for Stock Dividends, Stock Splits and Combinations. If the Company shall at any time or from time to time after the Original Issuance Date effect a subdivision of the outstanding Common Stock or a stock dividend, distribution, recapitalization or similar event, the Redemption Trigger Price then in effect immediately before that subdivision shall be proportionately decreased. If the Company shall at any time or from time to time after the Original Issuance Date combine the outstanding shares of Common Stock, the Redemption Trigger Price then in effect immediately before the combination shall be proportionately increased. Any adjustment under this Section 6(a)(ii) shall become effective at the close of business on the date the subdivision or combination becomes effective. Upon the occurrence of such adjustment of the Redemption Trigger Price pursuant to this section, the Company at its expense shall promptly compute such adjustment in accordance with the terms of this Section 6(a)(ii) and furnish to each holder of Series A Preferred Stock a certificate setting forth the adjustment and showing in detail the facts upon which such adjustment is based. The Company shall, upon the written request at any time of any holder of Series A Preferred Stock, furnish or cause to be furnished to such holder a similar certificate setting forth (i) any such adjustments that have taken place after the Original Issuance Date and (ii) the Redemption Trigger Price then in effect.
          (b) Redemption at the Option of the Holder. At any time on or after the sixth (6th) anniversary of the Original Issuance Date and on or before the date that is ten (10) Business Days thereafter, each holder of shares of Series A Preferred Stock shall have the option, at such holder’s sole discretion, to request that the Company redeem (the “Optional Redemption”) any or all, of such holder’s then outstanding Series A Preferred Stock for cash consideration per share of Series A Preferred Stock in an amount equal to the Original Issue Price plus all declared but unpaid dividends (the “Optional Redemption Price”). To elect an Optional Redemption, the holder shall deliver a notice to the Company (the “Optional Redemption Notice” and the date such notice is deemed delivered hereunder, the “Optional Redemption Notice Date”) and such Optional Redemption shall occur and the Optional Redemption Price shall be paid by the Company as promptly as practicable, but in no event later than the forty-fifth (45th) Business Day following the Optional Redemption Notice Date.
          (c) Repurchase Upon Change of Control.
               (i) Upon the occurrence of a Change of Control (as defined below), the Company shall offer to repurchase all outstanding shares of Series A Preferred Stock (the “Change of Control Offer”) for cash consideration per share equal to one hundred and one percent (101%) of the Original Issue Price plus any declared but unpaid dividends (the “Change of Control

Repurchase Price”). Within ten (10) Business Days following the date of a Change of Control (or, if the Company is party to an agreement with respect to such Change of Control at least ten (10) Business Days prior to such Change of Control), the Company shall deliver notice to the holders of all outstanding shares of Series A Preferred Stock that a Change of Control has occurred (or may occur) and a Change of Control Offer is being made. In order for a holder of Series A Preferred Stock to accept the Change of Control Offer, such holder shall deliver to the Company a notice to the Company accepting the Change of Control Offer (the “Change of Control Notice” and the date such notice is deemed delivered hereunder, the “Change of Control Notice Date”), together with the certificate or certificates representing the shares of Series A Preferred Stock the holder elects to have repurchased, within ten (10) Business Days of the later of (i) receipt of the Change of Control Offer and (ii) the occurrence of the Change of Control. The Company shall pay the Change of Control Repurchase Price on the later of (i) the fifth (5th) Business Day following the Change of Control Notice Date and (ii) the occurrence of the Change of Control. Upon surrender of certificates of Series A Preferred Stock to be repurchased in part, the Company shall issue a balance certificate representing the number of full shares of Series A Preferred Stock not so repurchased.
               (ii) As used in this Certificate of Designations:
                    a. A “Change of Control” means (a) a merger, sale, share exchange, consolidation, reorganization or other transaction or series of transactions approved by the Board after which holders of the Company’s Common Stock immediately prior to such transaction do not own at a majority of the voting power of the surviving entity, (b) the acquisition by any person or group (as such term is defined in Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (other than the holders of the Series A Preferred Stock) of beneficial ownership of more than fifty percent (50%) of all shares of capital stock of the Company generally entitled to vote in the election of the members of the Board; (c) the sale, lease or other disposition of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole; or (d) during any period of two consecutive years, individuals who at the beginning of such two-year period were members of the Board (together with new members of the Board whose election or nomination was approved by such individuals or their successors) cease for any reason to constitute a majority of such Board then in office.
                    b. “Restricted Affiliate” means (a) any Person who is directly or indirectly responsible for the formation, management, operations, oversight or administration of the holder (including, without limitation, any principals, partners or employees of any such Person); (b) any investment fund directly or indirectly formed or controlled by any one or more Persons referred to in the preceding clause (a); and (c) any direct or indirect Subsidiary of any Person referred to in the preceding clauses (a) or (b) in which any one or more such Persons have the right to elect (directly or indirectly) a majority of the board of directors (or a comparable governing body with a different name) of such Subsidiary or own a majority of the voting securities entitled to elect the board of directors (or comparable governing body with a different name) of such Subsidiary.

                    c. “Person” means an individual, corporation, partnership, limited liability company, joint venture, trust or unincorporated organization or a government or agency or political subdivision thereof.
                    d. “Subsidiary” means any Person, a majority of whose stock or other equity interests with voting power, under ordinary circumstances, to elect directors or the equivalent thereof is, at the time of determination, directly or indirectly, owned by the Company.
          (d) All shares of Series A Preferred Stock which shall have been redeemed or repurchased as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares, including the rights, if any, to receive dividends or distributions (except for any previously declared but unpaid dividends that such holder of Series A Preferred Stock was entitled to receive) and to receive notices and to vote, shall immediately cease and terminate upon the consummation of such redemption or repurchase. Any shares of Series A Preferred Stock so redeemed or repurchased shall be retired and canceled and shall not be reissued, except in accordance with Section 7.
     Section 7. Cancellation of Shares. Any shares of Series A Preferred Stock converted, exchanged, redeemed, repurchased or otherwise acquired by the Company in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares of Series A Preferred Stock shall upon their cancellation become authorized but unissued shares of preferred stock, par value $0.001 per share, of the Company and, upon the filing of an appropriate certificate of designations with the Secretary of State of the State of Delaware, may be reissued as part of another class or series of preferred stock, par value $0.001 per share, of the Company, including, without limitation, Series A Preferred Stock, all subject to the conditions or restrictions on issuance set forth herein.
     Section 8. Consent of Holders; Share Repurchases.
          (a) For so long as holders of the Series A Preferred Stock own at least fifty percent (50%) of the Series A Preferred Stock (or, in the case of Section 8(a)(i), the Common Shares issued upon conversion thereof) that they acquired pursuant to the Securities Purchase Agreement between the Company and the purchasers listed therein, dated as of March 29, 2009 (the “Securities Purchase Agreement”), the Company shall not and shall not permit any of its Subsidiaries to, without the consent of the holders of a majority of the shares of Series A Preferred Stock then outstanding, given in writing or by vote at a meeting of the holders of Series A Preferred Stock called for such purpose, directly or indirectly, by way of merger, consolidation, combination, reclassification or otherwise:
          (i) amend, alter or repeal any of the provisions of this Certificate of Designations so as to adversely change any of the rights, preferences or privileges of the Series A Preferred Stock or Section 9 below relating to the Preferred Director (as defined below);
          (ii) increase or decrease (other than by redemption or conversion) the total number of authorized shares of Series A Preferred Stock or authorize the reissuance of any shares of Series A Preferred Stock that have been redeemed or repurchased by the Company; or
          (iii) amend, alter or repeal, any of the provisions of the Certificate of Incorporation or bylaws of the Company or those of its Subsidiary so as to adversely change any of the rights, preferences or privileges of the Series A Preferred Stock.
          (b) For so long as Calera Capital Partners IV, L.P. and Calera Capital Partners IV Side-By-Side, L.P., together with their respective direct and indirect wholly-owned Subsidiaries (collectively, “Calera”) continue to own at least seventeen thousand five hundred (17,500) shares of Series A Preferred Stock, the Company shall not directly or indirectly, redeem, purchase or otherwise acquire any shares of Common Stock, options to purchase or rights to subscribe for Common Stock, securities by their terms convertible into or exchangeable for Common Stock, or options to purchase or rights to subscribe for such convertible or exchangeable securities without the approval of the holders of a majority of the then-outstanding shares of Series A Preferred Stock unless each of the following is true:
               (i) the Leverage Ratio is less than one (1); and
               (ii) the transaction is either:
                    a. a purchase of Common Stock in one or more transactions made pursuant to the requirements of Rule 10b-18 under the Exchange Act as such rule was in effect on March 29, 2009, other than a block purchase (a “Rule 10b-18 Purchase”); or
                    b. a purchase of Common Stock in a tender offer, an exchange offer, a privately negotiated transaction, block purchase or any other transaction other than a Rule 10b-18 Purchase (a “Non-Rule 10b-18 Purchase”); provided that in the case of any Non-Rule 10b-18 Purchase, if the Company agrees to pay or has paid on its behalf a per-share consideration greater than the Prevailing Market Price, then the Company shall, on or before the consummation of each Non-Rule 10b-18 Purchase, declare and pay, out of funds legally available therefore, a dividend on the shares of Series A Preferred Stock outstanding in an aggregate amount such that the Premium, if any, paid to the Common Stock holders is proportionate to the dividend paid to the Series A Preferred Stock holders, determined as if the Series A Preferred Stock holders had converted to Common Stock immediately prior to such Non-Rule 10b-18 Purchase. By way of example, if the Series A Preferred Stock is convertible into ten percent (10%) of the Common Stock outstanding after giving effect to such conversion, then an aggregate amount of ten dollars ($10) shall be declared and paid as dividends on the Series A Preferred Stock for each ninety dollars ($90) of Premium paid in each Non-Rule 10b-18 Purchase. Notwithstanding the foregoing clause (b), if any holder of Series A Preferred Stock shall have been given notice at least five (5) Business Days prior to such Non-Rule 10b-18 Purchase and if such holder of Series A Preferred Stock consents or unreasonably withholds consent to such Non-Rule 10b-18 Purchase, such holder shall not be entitled to receive the dividend contemplated by this clause (ii)(b) with respect to such Non-Rule 10b-18 Purchase.
          (c) If the Company purchases a number of shares of Common Stock that is greater than what was publicly announced by the Company pursuant to the repurchase programs entered into by the Company prior to the Original Issuance Date, then the Company shall also offer to purchase a pro rata amount of Series A Preferred Stock at the same per-share consideration (or average per-share consideration in the case of purchases made at different prices) as is paid to repurchase, with the pro rata amount of Series A Preferred Stock and per-share consideration being determined as if the Series A Preferred Stock were converted to Common Stock. The offer required by this clause (c) shall be made in writing to the holders of Series A Preferred Stock (A) at the end of each calendar quarter in which one or more Rule 10b-18 Purchases occurs and (B) within five (5) Business Days after the consummation of each Non-Rule 10b-18 Purchase, and shall be held open for five (5) Business Days after it is delivered. If the holder of the Series A Preferred Stock accepts the offer required by this clause (iii), then it shall not be entitled to receive the dividend contemplated by clause (ii)(b) with respect to such purchase of Common Stock.
          (d) As used herein:
               (i) “Contingent Liability” means any agreement, undertaking or arrangement by which any Person guarantees, endorses or otherwise becomes or is contingently liable upon the Indebtedness of any other Person (other than by endorsements of instruments in the course of collection). The amount of any Person’s obligation under any Contingent Liability shall (subject to any limitation set forth therein) be deemed to be the outstanding principal amount of the debt, obligation or other liability guaranteed thereby.
               (ii) “EBITDA” means, for any applicable period, the sum of
                    a. Net Income, plus
                    b. to the extent deducted in determining Net Income, the sum of (i) amounts attributable to amortization, (ii) income tax expense, (iii) interest expense, and (iv) depreciation of assets.
               (iii) “GAAP” means generally accepted accounting principles as in effect in the United States.
               (iv) “Indebtedness” of any Person means, without duplication:
                    a. all obligations of such Person for borrowed money and all obligations of such Person evidenced by bonds, debentures, notes or similar instruments for borrowed money;
                    b. all obligations, contingent or otherwise, relative to the face amount of all letters of credit, whether or not drawn, and banker’s acceptances issued for the account of such Person;
                    c. all monetary obligations of such Person under any leasing or similar arrangement which have been (or, in accordance with GAAP, should be) classified as capitalized leases of such Person;

                    d. all obligations of such Person to pay the deferred purchase price of property or services (excluding trade accounts payable in the ordinary course of business); and
                    e. all Contingent Liabilities of such Person in respect of any of the foregoing.
The Indebtedness of any Person shall include the Indebtedness of any other Person (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such Person, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor.
          (v) “Leverage Ratio” means, as of the last day of the most recently completed calendar month, the ratio of (a) Indebtedness of the Company and its Subsidiaries outstanding on the last day of such calendar month to (b) EBITDA computed for the period consisting of such calendar month and each of the eleven (11) immediately preceding calendar months.
          (vi) “Net Income” means, for any period, the net income (loss) of the Company and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, excluding, without duplication, extraordinary items for such period.
          (vii) “Prevailing Market Price” shall mean the average closing price of Common Stock as reported by the principal exchange or quotation system on which such Common Stock is traded or reported over the five (5) Business Days preceding (x) the date that is three Business Days prior to the public announcement of the relevant Non-Rule 10b-18 Purchase or, (y) if a definitive agreement is executed with respect to such Non-Rule 10b-18 Purchase before such purchase is publicly announced, the date such definitive agreement is executed by the parties thereto.
          (viii) “Premium” shall mean the total consideration paid to purchase shares in the relevant Non-Rule 10b-18 Purchase in excess of the product of (x) the Prevailing Market Price and (y) the number of shares of Common Stock purchased in such Non-Rule 10b-18 Purchase.
          (e) The written consent or vote of the holders of a majority of the then outstanding shares of Series A Preferred Stock, voting separately as one class, shall be necessary to adopt any alteration, amendment or repeal of this Section 8, in addition to any other vote of stockholders required by law.
     Section 9. Investor Director.
          (a) So long as Calera owns at least 17,500 shares of Series A Preferred Stock (or Common Stock issued upon conversion thereof) issued on the Original Issuance Date, the holders of Series A Preferred Stock, voting separately as a class, shall be entitled at each annual meeting of the stockholders of the Company or at any special meeting called for the purpose of electing directors to elect one (1) director who satisfies all applicable requirements including, but not limited, to those of the Securities and Exchange Commission and any securities exchange on which the Company’s Common Stock is then-listed (the “Preferred Director”). The initial Preferred Director shall be the Person who is designated by Calera on the Original Issuance Date, who shall take office effective as of the Original Issuance Date, and shall serve until his or her successor is duly elected. Except as set forth above, a Preferred Director may only be removed by the vote of the holders of a majority of shares of the Series A Preferred Stock then outstanding, at a vote of the then outstanding shares of Series A Preferred Stock, voting as a single class, at a meeting called for such purpose (or by written consent in lieu of such a meeting). If for any reason a Preferred Director shall resign or otherwise be removed from the Board, then his or her replacement shall be a Person elected by the holders of a majority of the shares of the Series A Preferred Stock then outstanding, in accordance with the voting procedures set forth in this Section 9(a). The Secretary of the Company may, and, upon the written request of the holders of record of ten percent (10%) or more of the number of shares of the Series A Preferred Stock then outstanding addressed to such Secretary at the principal executive office of the Company, shall, call a special meeting of the holders of the Series A Preferred Stock for the election of the directors to be elected by them as hereinabove provided, to be held in the case of such written request within forty (40) days after delivery of such request, and in either case to be held at the place and upon the notice provided by applicable law and in the Company’s bylaws for the holding of meetings of stockholders.
          (b) Notwithstanding anything to the contrary, if Calera shall cease to have the right to elect the Preferred Director pursuant to the terms of Section 9(a): (i) the Preferred Director shall promptly submit his, her or its resignation and the other directors of the Board shall decide, by the affirmative vote of a majority of such directors, whether to accept such resignation and, if such resignation is accepted, whether to decrease the size of the Board to eliminate such vacancy in accordance with the Company’s bylaws; and (ii) Section 9(a) shall have no further force and effect.
     Section 10. Notices.
          (a) Notices of Record Date. Upon (i) any taking by the Company of a record of the holders of the Common Stock for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, (ii) any Liquidation Event or (iii) any Liquidity Event, the Company shall mail to each holder of Series A Preferred Stock at least 10 days prior to the record date specified therein (or such shorter period approved by the holders of a majority of the outstanding Series A Preferred Stock) a notice specifying (x) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution and (y) the date on which any such Liquidation Event is expected to become effective.
          (b) General. Any notice required by the provisions of this Certificate of Designations shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed facsimile, on the next business day, (iii) five days after having been sent by registered or certified U.S. mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, specifying next day delivery, with verification of receipt. All notices to holders of the Series A Preferred Stock shall be addressed to each holder of record at the address of such holder appearing on the books of the Company and if such holder of record has provided the Company with the address of its counsel in writing, a copy of such notice shall be delivered to such counsel at such address. All notices to the Company shall be addressed to the Chief Executive Officer of the Company at the Company’s principal executive office.
     Section 11. Miscellaneous.
          (a) Headings of Subdivisions; Interpretations. The headings of the various Sections hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof. Notwithstanding anything herein to the contrary, all measurements and references related to share prices and share numbers herein shall be, in each instance, appropriately adjusted for stock splits, recombinations, stock dividends and the like.
          (b) Waiver. The holders of record of at least a majority of the shares of Series A Preferred Stock may by written notice to the Company waive or modify past, present or future compliance by the Company with any of the conditions, covenants or obligations set forth herein applicable to the Series A Preferred Stock. Any waiver by the holders of Series A Preferred Stock of a breach of any provision herein as contemplated by the preceding sentence, shall not operate or be construed as a waiver of any preceding or succeeding breach and no failure by the holders of the Series A Preferred Stock, as applicable, to exercise any right or privilege hereunder shall be deemed a waiver of such holders’ rights to exercise the same at any subsequent time or times hereunder.
          (c) Severability of Provisions. If any right, preference or limitation of the Series A Preferred Stock set forth herein (as this resolution may be amended from time to time) is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other rights, preferences and limitations set forth in this resolution (as so amended), which can be given effect without the invalid, unlawful or unenforceable right, preference or limitation shall, nevertheless, remain in full force and effect, and no right, preference or limitation herein set forth shall be deemed dependent upon any other such right, preference or limitation unless so expressed.
[The next page is the signature page]

     The Company has caused this Certificate of Designations to be duly executed as of the 30th day of March, 2009.

LOOPNET, INC.
By:	/s/ Richard J. Boyle, Jr.
	Name:	Richard J. Boyle, Jr.
	Title:	Chief Executive Officer and Chairman of the Board of Directors